EXHIBIT 5.1

[Varco Letterhead]

December 23, 2002

Varco International, Inc.
2000 West Sam Houston Parkway South
Suite 1700
Houston, Texas 77042

Re:	$150,000,000 Aggregate Principal Amount of
5.5% Senior Notes due 2012 of Varco International, Inc.

Ladies and Gentlemen:

I am Vice President, Secretary and General Counsel of Varco International, Inc., a Delaware corporation (the “Company”), and have served as counsel to the Company and the Guarantors, as defined below, in connection with the registration of $150,000,000 aggregate principal amount of Series B 5.5% Senior Notes due 2012 (the “New Notes”) by the Company, together with the guarantees (the “Guarantees”) of Varco I/P, Inc., Tubo-FGS, L.L.C., Tuboscope (Holding U.S.) Inc., Fiber Glass Systems Holdings, L.L.C., Fiber Glass Systems, L.P., Varco, L.P., Tuboscope Pipeline Services Inc., Environmental Procedures, Inc., TVI Holdings, L.L.C., Varco US Holdings, Inc., Advanced Wirecloth, Inc., and Tulsa Equipment Manufacturing Company (collectively, the “Guarantors”), on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on December              , 2002 (the “Registration Statement”). The New Notes will be issued pursuant to an indenture (the “Indenture”), dated as November 19, 2002, among the Company, the Guarantors and The Bank of New York Trust Company of Florida, N.A., as trustee (the “Trustee”). The New Notes will be issued in exchange for the Company’s outstanding Series A 5.5% Senior Notes due 2012 (the “Old Notes”) on the terms set forth in the prospectus contained in the Registration Statement and the Letter of Transmittal filed as an exhibit thereto (the “Exchange Offer”).

For purposes of this opinion, I, or other employees under my supervision, have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as I have deemed necessary or appropriate for purposes of this opinion. In my examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals, and the conformity to authentic original documents of all documents submitted to me as copies. I have obtained and relied upon such certificates and assurances from public officials as I have deemed necessary.

I am opining herein as to the effect on the subject transactions only of (i) the internal laws of the State of New York, (ii)the General Corporation Law, Limited Liability Company Act and Revised Uniform Partnership Act of the State of Delaware, (iii) the Revised Uniform Partnership Act and Business Corporation Act of the State of Texas and (iv) corresponding statutes regarding corporations for the States of Oklahoma and Louisiana, and I express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction or, in the case of Delaware, Texas, Oklahoma and Louisiana, any other laws, or as to any matters of municipal law or the laws of any local agencies within any state.

Subject to the foregoing and the other matters set forth herein, it is my opinion that, as of the date hereof:

1.    The New Notes have been duly authorized by all necessary corporate action of the Company, and when duly executed, authenticated and delivered in accordance with the terms of the Exchange Offer and the Indenture, will constitute the legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

2.    Each of the Guarantees has been duly authorized by all necessary corporate, limited partnership or limited liability company action of the respective Guarantor, and when duly executed and delivered and when the New Notes are duly executed, authenticated and delivered in accordance with the terms of the Exchange Offer and the Indenture, will constitute the legally valid and binding obligation of the respective Guarantor, enforceable against such Guarantor in accordance with its terms.

The opinions rendered in paragraphs 1 and 2 above relating to the enforceability of the New Notes and the Guarantees, respectively, are subject to the following exceptions, limitations and qualifications: (i) the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors; (ii) the effect of general principles of equity, whether enforcement is considered in a proceeding in equity or at law, and the discretion of the court before which any proceeding therefor may be brought; (iii) I express no opinion concerning the enforceability of the waiver of rights or defenses contained in Section 3.08 of the Indenture; and (iv) I express no opinion with respect to whether acceleration of the New Notes may effect the collectibility of that portion of the stated principal amount thereof which might be determined to constitute unearned interest thereon.

I have not been requested to express and, with your knowledge and consent, do not render any opinion as to the applicability to the obligations of the Company or the Guarantors under the Indenture, the New Notes or the Guarantees of Section 547 and 548 of the United States Bankruptcy Code or applicable state law (including, without limitation, Article 10 of the New York Debtor & Creditor Law) relating to fraudulent transfers and obligations.

To the extent that the obligations of the Company and the Guarantors under the Indenture may be dependent upon such matters, I have assumed for purposes of this opinion that (i) the Trustee is validly existing and in good standing under the laws of its jurisdiction of organization; (ii) the Trustee has been duly qualified to engage in the activities contemplated by the Indenture; (iii) the Trustee is in compliance generally, and with respect to acting as Trustee under the Indenture, with all applicable laws and regulations; (iv) the Indenture has been duly authorized, executed and delivered by the Trustee and constitutes the legally valid and binding obligation of the Trustee, enforceable against the Trustee in accordance with its terms; and (v) the Trustee has the requisite organizational and other power and authority to perform its obligations under the Indenture.

I have also assumed, with your consent, that the choice of law provisions expressly set forth in each of the Indenture and the New Notes would be enforced by any court in which enforcement thereof might be sought. I express no opinion as to any state or federal laws or regulations applicable to the subject transaction because of the nature or extent of the business of any parties to the Indenture, the Guarantees or the New Notes.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to my name under the heading “Legal Matters” in the prospectus contained therein.

Very truly yours,

/s/ James F. Maroney, III

James F. Maroney, III
Vice President, Secretary and General Counsel

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